Exhibit 99.1

SPORTRADAR REPORTS SECOND QUARTER FINANCIAL RESULTS AND RAISES FULL YEAR 2025 OUTLOOK

Second Quarter 2025 Highlights

•	Revenue increased 14% to a record €318 million

•	Profit for the period increased to €49 million and expanded to 15.5% as a percentage of revenue

•	Adjusted EBITDA[1] increased 31% to €64 million and Adjusted EBITDA margin[1] expanded to 20.1%

•	Net cash generated from operating activities increased 14% to €97 million and Free cash flow[1] was €52 million

•	Achieved a Customer Net Retention Rate[1] of 117%

•	Repurchased $65.5 million of shares under the share repurchase plan

•	Raised full year outlook to revenue of at least €1,278 million, or 16% growth and Adjusted EBITDA of at least €284 million, or 28% growth.

ST. GALLEN, Switzerland, August 5, 2025 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), a leading global sports technology company focused on creating immersive experiences for sports fans and bettors, today announced financial results for its second quarter ended June 30, 2025.

Carsten Koerl, Chief Executive Officer of Sportradar, said: " Our second quarter results, including record quarterly revenue, expanding operating margins and significant cash flow reflect our sustained operating momentum and execution against our growth strategy. Our industry leading scale, including our premium content and product portfolio and leading technology and AI, is driving customer uptake and above market growth. The inherent leverage in our business, combined with our focus on efficiencies, is driving sustainable margin expansion and cash flow generation. Looking ahead, given our momentum we are raising our full year expectations and anticipate the acquisition of IMG ARENA will further expand our capabilities, creating even greater value for our clients, partners and shareholders."

SECOND QUARTER AND YEAR TO DATE FINANCIAL RESULTS

Revenue

	Three-Month Period Ended June 30,				Six-Month Period Ended June 30,
in € thousands (unaudited)	2025	2024	Change	%	2025	2024	Change	%
Revenue by product
Betting & Gaming Content	199,579	180,980	18,599	10%	393,386	352,568	40,818	12%
Managed Betting Services	59,187	49,103	10,084	21%	115,402	97,431	17,971	18%
Betting Technology & Solutions	258,766	230,083	28,683	12%	508,788	449,999	58,789	13%

Marketing & Media Services	40,992	35,414	5,578	16%	87,601	69,692	17,909	26%
Sports Performance	12,222	9,892	2,330	24%	23,633	19,198	4,435	23%
Integrity Services	5,810	3,031	2,779	92%	8,999	5,425	3,574	66%
Sports Content, Technology & Services	59,024	48,337	10,687	22%	120,233	94,315	25,918	27%
Total Revenue	317,790	278,420	39,370	14%	629,021	544,314	84,707	16%

Revenue by geography
Rest of World	229,823	210,865	18,958	9%	454,953	411,197	43,756	11%
United States	87,967	67,555	20,412	30%	174,068	133,117	40,951	31%
Total Revenue	317,790	278,420			629,021	544,314

1 Non-IFRS measure or Operating Metric. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non-IFRS reconciliations” for more details.

Revenue

Total revenue for the second quarter was €318 million, up €39 million, or 14% year-over-year, driven by 12% growth in Betting Technology & Solutions and 22% growth in Sports Content, Technology & Services.

Betting Technology & Solutions revenues of €259 million were up 12% year-over-year primarily driven by a 10% increase in Betting & Gaming Content due to both existing and new customer uptake of our products, as well as strong U.S. market growth. Managed Betting Services revenues of €59 million were up 21% driven by strong growth in Managed Trading Services from increased turnover and higher trading margins.

Sports Content, Technology & Services revenues of €59 million increased 22% year-over-year primarily driven by 16% growth in Marketing & Media Services, due to increased spending from technology and media companies and from contributions related to our expanded affiliate marketing capabilities. Integrity Services revenues nearly doubled in the quarter driven by uptake of products and services from league partners, and Sports Performance revenues increased 24% largely due to increased pricing.

The Company generated strong revenue growth globally with the United States up 30% and Rest of World up 9%. As a percentage of total Company revenues, United States revenue represented 28% of total Company revenue in the second quarter as compared to 24% in the prior year quarter, due to continued market growth and customer uptake of our premium content and solutions.

Customer Net Retention Rate of 117% further demonstrates our ability to cross sell and up sell to our clients, as well as the market growth in the United States.

Profit for the period

Profit for the period was €49 million, up €51 million, compared to a loss of €2 million in the same quarter a year ago, driven by strong operating results and a foreign currency gain of €54 million, as compared to a €8 million loss last year, due to unrealized currency fluctuations mainly associated with the U.S. dollar-denominated sport rights. These increases were partially offset by higher income tax expense of €12 million as compared to €1 million last year due to higher pre-tax income.

Adjusted EBITDA

Second quarter Adjusted EBITDA was €64 million, up €15 million, or 31% compared to €49 million in the same quarter a year ago. The increase was largely driven by the 14% revenue growth, partially offset by increased sport rights costs primarily related to the continued success of the ATP partnership deal and our renewed partnership with Major League Baseball, as well as increased adjusted personnel expenses1 to support growth initiatives and higher adjusted purchased services1 driven by investments in developing our product portfolio.

Business Highlights

•	Strengthened partnership with German Bundesliga to further entertain the league's more than one billion global fans. Bundesliga will leverage Sportradar's cutting edge innovations and suite of immersive products including player markets, 4Sight streaming and live match tracker, enhancing the in-game experience.

•	Expanded our soccer offering with exclusive global betting rights, including live data, live odds and media content, to all 63 matches of the FIFA Club World Cup. Also safeguarded the tournament with our AI-driven Universal Fraud Detection System.

•	Sportradar won two honors at the SBC Americas Awards, winning for Best Sports Data Product for 4Sight streaming and Best Live Betting & Gaming Product for emBET, with each product cited for its innovative use of AI to deepen fan engagement.

1 Non-IFRS measure. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non-IFRS reconciliations” for more details.

Balance Sheet and Liquidity

The Company’s cash and cash equivalents were €312 million as of June 30, 2025, as compared with €348 million as of December 31, 2024. Higher net cash generated from operating activities of €200 million due to strong operating performance was offset by higher net cash used in investing activities of €118 million primarily from payments related to sport rights licenses, and from higher net cash used in financing activities of €93 million. Financing activities included $65.5 million in share repurchases related to the secondary offering and a €10 million payment related to the acquisition of the remaining non-controlling interest in a subsidiary. Free cash flow for the six-months ended June 30, 2025 was €84 million, an increase of €25 million from €59 million in the same period a year ago.

Including an undrawn credit facility, the Company had total liquidity of €532 million at June 30, 2025, as compared to €568 as of December 31, 2024, and no debt outstanding.

2025 Annual Financial Outlook

Sportradar is increasing its fiscal 2025 outlook as follows:

•	Revenue of at least €1,278 million, representing year-on-year growth of at least 16%

•	Adjusted EBITDA of at least €284 million, representing year-on-year growth of at least 28%

•	Adjusted EBITDA margin expansion of at least 210 basis points

•	Free cash flow conversion[1] rate still expected to be above the 2024 level of 53%

The 2025 guidance reflects the anticipated impact of foreign currency fluctuations but does not include any impact from the pending acquisition of IMG ARENA given the uncertainty around the timing of close. Guidance will be updated to incorporate the anticipated uplift resulting from this acquisition following the closing of the transaction.

Share Repurchase Plan

In March 2024, the Board of Directors approved a $200 million share repurchase plan. As of June 30, 2025 the Company has repurchased 4.8 million shares under the plan for a total of $86 million, including 3.0 million shares in conjunction with the secondary offering completed in April 2025.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the second quarter results today, August 5, 2025 at 8:30 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s Investor Relations website for one year after the conclusion of the live event.

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the Company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA, NHL, MLB, NASCAR, UEFA, FIFA, and Bundesliga, Sportradar covers over a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

CONTACT:

Investor Relations:

Jim Bombassei

j.bombassei@sportradar.com

Media:

Sandra Lee

sandra.lee@sportradar.com

1 Non-IFRS measure or Operating Metric. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non-IFRS reconciliations” for more details.

Non-IFRS Financial Measures and Operating Metric

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted purchased services, Adjusted personnel expenses, Adjusted other operating expenses, Free cash flow, and Free cash flow conversion, as well as our operating metric, Customer Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•	“Adjusted EBITDA” represents earnings for the period adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of capitalized sport rights licenses), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, restructuring costs, non-routine litigation costs, certain transaction-related costs, and secondary offering costs.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. As such, our presentation of Adjusted EBITDA reflects the full costs of our sport right's licenses. Management believes that, by including amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, or Adjusted EBITDA margin to Profit for the period as a percentage of revenue (in each case, the most directly comparable IFRS financial measure) on a forward-looking basis without unreasonable effort because items that impact these IFRS financial measures are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

We present Adjusted purchased services, Adjusted personnel expenses, and Adjusted other operating expenses (together, "Non-IFRS expenses") because management utilizes these financial measures to manage its business on a day-to-day basis and believes that they are the most relevant measures of expenses. Management believes these adjusted expense measures provide expanded insight to assess revenue and cost performance, in addition to the standard IFRS-based financial measures. Management believes these adjusted expense measures are useful to investors for evaluating Sportradar’s operating performance against competitors. However, Sportradar’s calculation of adjusted expense measures may not be comparable to other similarly titled performance measures of other companies. These adjusted expense measures are not intended to be a substitute for any IFRS financial measure.

•	“Adjusted purchased services” represents purchased services less capitalized external development costs.

•	“Adjusted personnel expenses” represents personnel expenses less share-based compensation awarded to employees, restructuring costs, and capitalized personnel compensation.

•	“Adjusted other operating expenses” represents other operating expenses plus impairment loss on trade receivables, less non-routine litigation, share-based compensation awarded to third parties, certain transaction-related costs, and secondary offering costs.

We consider Free cash flow and Free cash flow conversion to be liquidity measures that provide useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, the purchase of intangible assets and payment of lease liabilities, which can then be used, among other things, to invest in our business and make strategic acquisitions, as well as our ability to convert our earnings to cash. A limitation of the utility of Free cash flow and Free cash flow conversion as measures of liquidity is that they do not represent the total increase or decrease in our cash balance for the year.

•	“Free cash flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, and acquisition of intangible assets.

•	“Free cash flow conversion” represents Free cash flow as a percentage of Adjusted EBITDA.

The Company is unable to provide a reconciliation of Free cash flow to net cash from operating activities or Free cash flow conversion to net cash from operating activities as a percentage of profit for the period (in each case, the most directly comparable IFRS financial measure) on a forward-looking basis without unreasonable effort because items that impact these IFRS financial measures are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, changes in working capital, the timing of customer payments, the timing and amount of tax payments, and other items that are non-recurring or unusual. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

In addition, we define the following operating metric as follows:

•	“Customer Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and our guidance and outlook, including expected performance for the full year 2025. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts such as acts or war or terrorism and foreign exchange rate fluctuations; pandemics could have an adverse effect on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology and products, including efficiencies achieved through the use of artificial intelligence; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; difficulties in our ability to evaluate, complete and integrate acquisitions (including the proposed IMG ARENA acquisition) successfully; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Unaudited)

	Three-Month Period Ended June 30,		Six-Month Period Ended June 30,
in €'000 and in thousands of shares	2025	2024[1]	2025	2024[1]
Revenue	317,790	278,420	629,021	544,314
Personnel expenses	(101,781)	(89,134)	(204,137)	(168,701)
Sport rights expenses (including amortization of capitalized sport rights licenses)	(106,194)	(95,916)	(210,224)	(186,859)
Purchased services	(48,124)	(43,650)	(97,113)	(82,796)
Other operating expenses	(28,740)	(22,562)	(56,854)	(43,997)
Impairment loss on trade receivables, contract assets and other financial assets	(1,595)	(2,040)	(3,332)	(3,870)
Internally-developed software cost capitalized	12,234	12,391	23,890	22,917
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	(17,131)	(12,645)	(33,449)	(24,630)
Foreign currency gain (loss), net	53,848	(7,826)	81,372	(22,292)
Finance income	2,289	1,937	4,622	3,949
Finance costs	(21,141)	(19,268)	(42,994)	(38,017)
Net income (loss) before tax	61,455	(293)	90,802	18
Income tax expense	(12,338)	(1,243)	(17,347)	(2,203)
Profit (loss) for the period	49,117	(1,536)	73,455	(2,185)

Other comprehensive income
Items that will not be reclassified subsequently to profit or (loss)
Remeasurement of defined benefit liability	(4)	(3)	(6)	(2)
Related deferred tax benefit (expense)	9	(2)	37	(2)
	5	(5)	31	(4)
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment attributable to the owners of the company	(11,735)	2,475	(16,672)	6,484
Foreign currency translation adjustment attributable to non-controlling interests	121	10	(105)	(2)
	(11,614)	2,485	(16,777)	6,482
Other comprehensive (loss) income for the period, net of tax	(11,609)	2,480	(16,746)	6,478
Total comprehensive income for the period	37,508	944	56,709	4,293

Profit (loss) attributable to:
Owners of the Company	49,245	(1,449)	73,453	(2,023)
Non-controlling interests	(128)	(87)	2	(162)
	49,117	(1,536)	73,455	(2,185)
Total comprehensive income (loss) attributable to:
Owners of the Company	37,515	1,021	56,812	4,457
Non-controlling interests	(7)	(77)	(103)	(164)
	37,508	944	56,709	4,293

Profit per Class A share attributable to owners of the Company
Basic	0.17	0.00	0.25	(0.01)
Diluted	0.15	0.00	0.23	(0.01)
Profit per Class B share attributable to owners of the Company
Basic	0.02	(0.00)	0.02	(0.00)
Diluted	0.02	(0.00)	0.02	(0.00)

Weighted-average number of shares
Weighted-average number of Class A shares (basic)	220,240	210,765	215,432	210,320
Weighted-average number of Class A shares (diluted)	239,553	228,079	234,986	225,849
Weighted-average number of Class B shares (basic and diluted)	803,671	903,671	853,671	903,671

1 - Certain comparative amounts have been reclassified to conform with the current year presentation. Refer to 'Change in presentation related to sport rights expenses' section below for further information.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

in €'000	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	311,921	348,357
Trade receivables	71,264	77,106
Contract assets	97,122	93,562
Other assets and prepayments	34,058	46,601
Income tax receivables	9,131	7,624
Total current assets	523,496	573,250
Non-current assets
Property and equipment	69,886	66,240
Intangible assets and goodwill	1,749,390	1,607,057
Other financial assets and other non-current assets	10,381	11,718
Deferred tax assets	25,222	36,376
Total non-current assets	1,854,879	1,721,391
Total assets	2,378,375	2,294,641
Liabilities and equity
Current liabilities
Loans and borrowings	9,954	10,022
Trade payables	293,269	259,742
Other liabilities	61,868	68,271
Contract liabilities	30,387	30,200
Income tax liabilities	5,363	5,599
Total current liabilities	400,841	373,834
Non-current liabilities
Loans and borrowings	42,689	36,697
Trade payables	931,189	895,679
Contract liabilities	33,759	37,711
Other non-current liabilities	1,815	1,830
Deferred tax liabilities	16,528	19,043
Total non-current liabilities	1,025,980	990,960
Total liabilities	1,426,821	1,364,794
Equity
Ordinary shares	27,582	27,551
Treasury shares	(66,385)	(18,813)
Additional paid-in capital	688,857	668,254
Retained earnings	291,920	221,942
Other reserves	9,579	26,220
Equity attributable to owners of the Company	951,553	925,154
Non-controlling interest[1]	1	4,693
Total equity	951,554	929,847
Total liabilities and equity	2,378,375	2,294,641

1 - During the second quarter of 2025, the Company acquired the remaining non-controlling interest in a subsidiary, reducing the NCI balance accordingly. The Company continues to recognize non-controlling interests in other subsidiaries. No income statement impact was recognized as this was an equity transaction in accordance with IFRS 10.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six-Month Period Ended June 30,
in €'000	2025	2024[1]
OPERATING ACTIVITIES:
Profit (loss) for the period	73,455	(2,185)
Adjustments to reconcile profit (loss) for the period to net cash provided by operating activities:
Income tax expense	17,347	2,203
Interest income	(4,622)	(4,080)
Interest expense	42,912	38,112
Foreign currency (gain) loss, net	(81,372)	22,292
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	33,449	24,630
Amortization of capitalized sport rights licenses	146,208	131,873
Equity-settled share-based payments	26,413	13,107
Other	(1,582)	(3,738)
Cash flow from operating activities before working capital changes, interest and income taxes	252,208	222,214
Increase in trade receivables, contract assets, other assets and prepayments	(3,910)	(59,531)
(Increase) decrease in trade and other payables, contract and other liabilities	(1,072)	28,038
Changes in working capital	(4,982)	(31,493)
Interest paid	(42,532)	(37,477)
Interest received	4,622	4,086
Income taxes paid, net	(9,721)	(4,698)
Net cash from operating activities	199,595	152,632
INVESTING ACTIVITIES:
Acquisition of intangible assets	(109,284)	(86,613)
Acquisition of property and equipment	(2,255)	(2,373)
Acquisition of subsidiaries, net of cash acquired	(6,056)	(8,240)
Proceeds from sale of intangible assets	22	—
Change in loans receivable and deposits	(126)	149
Net cash used in investing activities	(117,699)	(97,077)
FINANCING ACTIVITIES:
Payment of lease liabilities	(3,972)	(4,157)
Purchase of treasury shares	(79,207)	(11,973)
Principal payments on bank debt	—	(150)
Acquisition of non-controlling interests	(10,000)	—
Other	(3)	(46)
Net cash used in financing activities	(93,182)	(16,326)
Net (decrease) increase in cash	(11,286)	39,229
Cash and cash equivalents at beginning of period	348,357	277,174
Effects of movements in exchange rates	(25,150)	5,815
Cash and cash equivalents at end of period	311,921	322,218

1 - Certain comparative amounts have been reclassified to conform with the current year presentation. Refer to 'Change in presentation related to sport rights expenses' section below for further information.

Change in presentation related to sport rights expenses

During the third quarter of 2024, the Company changed the presentation of expenses related to sport rights in its Statement of profit or loss and other comprehensive income. Previously, these expenses were split between 'Purchased services and licenses (excluding depreciation and amortization)', representing the portion of related sport rights expenses which were not eligible for capitalization and 'Depreciation and amortization', representing the portion of related sport rights expenses which were capitalized. However, the expenses are now combined and presented under a new line item titled 'Sport rights expenses (including amortization of capitalized licenses)'. This has also resulted in a change in presentation in the cash flow statement, removing the lines 'Amortization and impairment of intangible assets', and 'Depreciation of property equipment' and replacing them with 'Amortization of capitalized sport rights licenses', 'Depreciation and amortization (excluding amortization of capitalized sport rights licenses)', and 'Impairment losses on goodwill and intangible assets'. Certain prior year amounts have been reclassified for consistency with the current year presentation. See below for detail of these amounts.

The change in presentation intends to provide more relevant and reliable information to the users of our financial statements. This reclassification aligns the presentation of sport rights expenses with the nature of the costs and the way they are managed internally.

The following table shows the reclassification of sport rights expenses in the consolidated statement of profit or loss and other comprehensive income (unaudited) as described above:

	Three-Month Period Ended June 30, 2024			Six-Month Period Ended June 30, 2024
in €'000	Previously reported	Reclassifications	Currently reported	Previously reported	Reclassifications	Currently reported
Purchased services and licenses (excluding depreciation and amortization)[1]	(72,564)	28,914	(43,650)	(137,782)	54,986	(82,796)
Depreciation and amortization[2]	(79,647)	67,002	(12,645)	(156,503)	131,873	(24,630)
Sport rights expenses (including amortization of capitalized sport rights licenses)	—	(95,916)	(95,916)	—	(186,859)	(186,859)

1 - This line is now "Purchased services" in the consolidated statement of profit or loss and other comprehensive income (unaudited).

2 - This line is now “Depreciation and amortization (excluding amortization of capitalized sport rights licenses)” in the consolidated statement of profit or loss and other comprehensive income.

The following table shows the reclassifications of the related amounts in the consolidated statement of cash flows (unaudited) as described above:

	Six-Month Period Ended June 30, 2024
in €'000	Previously reported	Reclassifications	Currently reported
Amortization and impairment of intangible assets	148,181	(148,181)	—
Depreciation of property and equipment	8,322	(8,322)	—
Amortization of capitalized sport rights licenses	—	131,873	131,873
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	—	24,630	24,630
Net cash from operating activities	152,632	—	152,632

Additional disclosures related to sport rights expenses

The following table shows the composition of sport rights expenses (unaudited):

	Three-Month Period Ended June 30,		Six-Month Period Ended June 30,
in €'000	2025	2024	2025	2024
Non-capitalized sport rights expenses	31,685	28,914	64,016	54,986
Amortization of capitalized sport rights	74,509	67,002	146,208	131,873
Total sport rights expenses	106,194	95,916	210,224	186,859

IFRS to Non-IFRS Reconciliations

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is Profit (loss) for the period (unaudited), and Adjusted EBITDA margin to the most directly comparable IFRS financial performance measures, which is Profit (loss) for the period (unaudited) as a percentage of revenue:

	Three-Month Period Ended June 30,		Six-Month Period Ended June 30,
in €'000	2025	2024	2025	2024
Revenue	317,790	278,420	629,021	544,314

Profit (loss) for the period	49,117	(1,536)	73,455	(2,185)
Finance income	(2,289)	(1,937)	(4,622)	(3,949)
Finance costs	21,141	19,268	42,994	38,017
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	17,131	12,645	33,449	24,630
Foreign currency (gain) loss, net	(53,848)	7,826	(81,372)	22,292
Share-based compensation	14,530	10,936	29,071	13,005
Restructuring costs	—	—	1,342	1,620
Non-routine litigation costs	2,788	404	5,067	404
Transaction-related costs	1,470	—	4,602	—
Secondary offering costs	1,460	—	1,460	—
Income tax expense	12,338	1,243	17,347	2,203
Adjusted EBITDA	63,838	48,849	122,793	96,037

Profit (loss) for the period as a percentage of revenue	15.5%	(0.6)%	11.7%	(0.4)%
Adjusted EBITDA margin	20.1%	17.5%	19.5%	17.6%

The most directly comparable IFRS measure of Free cash flow is Net cash from operating activities, and the most directly comparable IFRS measure of Free cash flow conversion is Net cash from operating activities conversion, which is measured Net cash from operating activities as a percentage of Profit for the period from continuing operations. Calculations for these measures are disclosed below (unaudited):

	Three-Month Period Ended June 30,
in €'000	2025	2024
Net cash from operating activities	97,349	85,453
Acquisition of intangible assets	(41,959)	(23,169)
Acquisition of property plant and equipment	(1,283)	(605)
Payment of lease liabilities	(1,973)	(2,158)
Free cash flow	52,134	59,521

	Six-Month Period Ended June 30,
in €'000	2025	2024
Net cash from operating activities	199,595	152,632
Acquisition of intangible assets	(109,284)	(86,613)
Acquisition of property plant and equipment	(2,255)	(2,373)
Payment of lease liabilities	(3,972)	(4,157)
Free cash flow	84,084	59,489

Net cash from operating activities conversion	272%	*
Free cash flow conversion	68%	62%

*Not meaningful

The following tables show reconciliations of IFRS expenses included in profit for the period from continuing operations to expenses included in Adjusted EBITDA (unaudited):

	Three-Month Period Ended June 30,		Six-Month Period Ended June 30,
in €'000	2025	2024	2025	2024
Purchased services	48,124	43,650	97,113	82,796
Less: capitalized external services	(4,447)	(5,320)	(9,730)	(9,268)
Adjusted purchased services	43,677	38,330	87,383	73,528

Personnel expenses	101,781	89,134	204,137	168,701
Less: share-based compensation	(15,181)	(11,791)	(30,421)	(14,310)
Less: restructuring costs	—	—	(1,342)	(1,620)
Less: capitalized personnel compensation	(6,913)	(5,982)	(12,367)	(11,878)
Adjusted personnel expenses	79,687	71,361	160,007	140,893

Other operating expenses	28,740	22,562	56,854	43,997
Less: non-routine litigation	(2,788)	(404)	(5,067)	(404)
Less: share-based compensation	(223)	(234)	(443)	(468)
Less: transaction-related costs	(1,470)	—	(4,602)	—
Less: secondary offering costs	(1,460)	—	(1,460)	—
Add: impairment loss on trade receivables	1,595	2,040	3,332	3,870
Adjusted other operating expenses	24,394	23,964	48,614	46,995